Connect Wellness LLC (the "Company") a Washington State Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Connect Wellness LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 1, 2025

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets		
Cash and Cash Equivalents	24,850	6,841
Inventory	7,097	11,465
Total Current Assets	31,947	18,306
Non-current Assets		
Equipment, Leasehold Improvements, and Miscellaneous Other, net of Accumulated Depreciation	585,950	552,886
Total Non-Current Assets	585,950	552,886
TOTAL ASSETS	617,897	571,192
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	82,298	105,827
Line of Credit	13,423	30,909
Notes Payable - Related Party	155,758	163,465
Total Current Liabilities	251,479	300,202
TOTAL LIABILITIES	251,479	300,202
Commitments and Contingencies (See Note 4)		
EQUITY		
Member's Equity	366,418	270,991
Total Equity	366,418	270,991
TOTAL LIABILITIES AND EQUITY	617,897	571,192

Statement of Operations

	Year Ended December 31,	
	2024	**2023**
Revenue	781,231	437,711
Cost of Revenue	98,414	55,051
Gross Profit	682,817	382,660
Operating Expenses		
Advertising and Marketing	816	484
General and Administrative	447,141	265,577
Rent and Lease	37,152	16,069
Depreciation	86,287	78,719
Total Operating Expenses	571,396	360,849
Operating Income (loss)	111,421	21,811
Other Expense		
Interest Expense	15,994	13,604
Total Other Expense	15,994	13,604
Earnings Before Income Taxes	95,427	8,207
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	95,427	8,207

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	**Accumulated Deficit**	**Total Member Equity**
Beginning Balance at 1/1/2023	(19,560)	50,572	31,012
Capital Contribution Recognized for Prior Period Activity	253,863	-	253,863
Capital Distributions	(22,091)	-	(22,091)
Net Income (Loss)	-	8,207	8,207
Ending Balance 12/31/2023	212,212	58,779	270,991
Net Income (Loss)	-	95,427	95,427
Ending Balance 12/31/2024	212,212	154,206	366,418

Statement of Cash Flows

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	95,427	8,207
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	86,287	78,719
Accounts Payable	(23,529)	90,059
Lines of Credit	(17,486)	30,909
Inventory	4,368	(11,465)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	49,641	188,222
Net Cash provided by (used in) Operating Activities	145,068	196,429
INVESTING ACTIVITIES		
Fixed Assets	(119,351)	(524,519)
Net Cash provided by (used by) Investing Activities	(119,351)	(524,519)
FINANCING ACTIVITIES		
Proceeds from (Repayment of) Notes Payable - Related Party	(7,708)	163,465
Repayment of Notes Payable	-	(70,392)
Capital Contribution Recognized for Prior Period Activity	-	253,863
Capital Distributions	-	(22,091)
Net Cash provided by (used in) Financing Activities	(7,708)	324,845
Cash at the beginning of period	6,841	10,086
Net Cash increase (decrease) for period	18,009	(3,245)
Cash at end of period	24,850	6,841

Connect Wellness LLC
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Connect Wellness LLC ("the Company") was formed in Washington State on October 27th, 2021, and operates as an outdoor spa facility that provides access to sauna, cold plunge, hot soaking tubs and events. The Company's service options are 2 hour community soak sessions, day passes and private spa rentals. The Company offers 38 sessions per week with a current capacity of 22 people per session and they operate at an average of 65% to capacity. Their capital raise will allow them to open a second location increasing their capacity to 80 people per session and providing additional service amenities.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Connect Wellness generates revenue by selling a 2 hour service time block for spa access. Main sources of revenue are single use visits, membership options and whole property rentals. The Company's payments are generally collected at the time of booking the reservation. The Company's primary performance obligation is to maintain a clean and well operated facility that is friendly and safe.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost
Equipment, Leasehold Improvements, and Miscellaneous Other	10-25	763,415
Accumulated Depreciation	-	(177,465)
Grand Total as of 12/31/24	**-**	**585,950**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Rent and Lease</u>

On February 9, 2025, the Company entered into a month-to-month lease agreement for commercial premises located at 4301 NE 59th Ave, Vancouver, WA 98661. The leased premises include outdoor spaces, a parking lot, saunas, a hot tub, and an outbuilding. The monthly base rent is $2,996. The lease is cancellable by either party with appropriate notice and does not contain a non-cancellable term. As such, the lease qualifies as a short-term lease under ASC 842 and will not be recorded as a right-of-use asset or lease liability. Rent expense will be recognized on a straight-line basis as incurred.

<u>Equity Based Compensation</u>

The Company did not have any equity based compensation as of December 31st, 2024.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company leases the property owned by the CEO to conduct business. The rent has been $35,952 per year since lease was established on October 1st, 2023.

The CEO loaned the Company money resulting in a total payable of $155,758 as of December 31st, 2024. The loan does not accrue interest and is due on demand.

As part of her compensation, the operating manager resides on-site under a lease that began on January 1, 2024. She pays a reduced monthly rent of $500, while the market value of the rent is $1,500.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, besides the zoning and compliance matter disclosed below, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

<u>Zoning and Compliance Matter</u>

The Company is currently operating out of a residentially zoned property and has exceeded capacity limitations due to increased customer volume. Management has engaged with the appropriate authorities to address the issue. As of the reporting date, no fines, fees, or penalties have been assessed. The Company expects to relocate operations prior to any such costs being incurred. Management does not believe that any potential fees or penalties, if incurred, would be material to the Company's financial statements.

NOTE 5 – LIABILITIES AND DEBT

Lines of Credit

In April 2023, the Company entered into a line of credit agreement with KeyBank, with a maximum principal amount of $30,000. As of December 31, 2024, the outstanding balance was $12,709. The line bears interest at 15.69% and is classified as a current liability.

In October 2023, the Company opened a second line of credit with KeyBank, designated as a cash reserve, with a limit of $4,000. As of December 31, 2024, the outstanding balance was $713. The interest rate on this facility is 17.00%, and it is also classified as a current liability.

See Note 3 – Related Party Transactions for details of loan from the CEO.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	169,181
2026	-
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of unit wholly owned by one member.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 1, 2025, the date these financial statements were available to be issued. No events require recognition or disclosure.